Schedule 13—Information to Be Included in Statements Filed Pursuant to

Rule 13d-1(b) and (c) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

VCG HOLDING CORP. (Name of Issuer)

COMMON (Title of Class of Securities)

91821K 10 1 (CUSIP Number)

May 14, 2003 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Troy H. Lowrie SSN ###-##-####

2.	Check the Appropriate Box if a Member of a Group (see instructions) Lowrie Management (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 426,897 shares 6. Shared Voting Power none 7. Sole Dispositive Power 426,897 shares 8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,631,350

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) N/A☐

11.	Percent of Class Represented by Amount in Row (9) 57.82%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/05/2002

Schedule 13G—Information to Be Included in Statements Filed Pursuant to Rule 13d-1(b) and (c) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Item 1.

Item 1(a) Name of issuer: VCG HOLDING CORP.

Item 1(b) Address of issuer’s principal executive offices: 1601 WEST EVANS AVENUE, DENVER, CO 80223

Item 2.

2(a) Name of person filing:    TROY H. LOWRIE

2(b) Address or principal business office or, if none, residence:    6729 BEAR POINT TRAIL, GOLDEN, CO 80403

2(c) Citizenship:    U.S.A.

2(d) Title of class of securities:    N/A

2(e) CUSIP No.:    N/A

Item 3.    N/A

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.
b.	☐ Bank as defined in Section 3(a)(6) of the Act.
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G—Information to Be Included in Statements Filed Pursuant to Rule 13d-1(b) and (c) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a. Amount beneficially owned:	3,631,350

b. Percent of class:	57.82%

c. Number of shares as to which such person has:

i. Sole power to vote or to direct the vote	426,897

ii. Shared power to vote or to direct the vote	-0-

iii. Sole power to dispose or to direct the disposition of	426,897

iv. Shared power to dispose or to direct the disposition of	-0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5.    N/A

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person    N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.    N/A

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Schedule 13G—Information to Be Included in Statements Filed Pursuant to Rule 13d-1(b) and (c) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Item 8. Identification and Classification of Members of the Group    N/A

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13l(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications

a.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

b.	The following certification shall be included in the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

/S/    TROY H. LOWRIE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 5/16/03